SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2018
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated March 21, 2018 - Neovasc Announces Year End 2017 Financial Results Conference Call and Webcast

Document 1

Neovasc Announces Year End 2017 Financial Results Conference Call and Webcast

NASDAQ, TSX: NVCN

VANCOUVER, March 21, 2018 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, today announced that it will report financial results for the year ended December 31, 2017 and host a conference call and webcast at 4:30pm Eastern Time on Wednesday, March 28, 2018.

Conference Call & Webcast
Wednesday, March 28th @ 4:30pm Eastern Time

Domestic:	800-281-7973
International:	323-794-2093
Passcode:	4395026
Webcast:	http://public.viavid.com/index.php?id=128910

Replays available through April 10:
Domestic:	844-512-2921
International:	412-317-6671
Conference ID:	4395026

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.  For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/21/c2027.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:30e 21-MAR-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 21, 2018	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer